Exhibit 10.2

September 22, 2014

Mr. David Barnes

2202 Riva Row, Apt 4222

The Woodlands, TX 77380

Via Email: barno2win@hotmail.com

Re: Offer of Employment with Energy Recovery, Inc.

Dear David,

We are pleased to offer you a full-time position with Energy Recovery, Inc. (“ERI”) as Chief Sales Officer reporting to Thomas S. Rooney, Jr., President and Chief Executive Officer, based in our headquarters in San Leandro, California. Your technical skills and work experience will provide a valuable addition to our staff.

Salary and Start Date. We would like your employment with ERI to start on October 13, 2014. You will receive an annual base salary of $280,000.00, less deductions authorized or required by law, which will be paid bi-weekly in accordance with our standard payroll practices.

Annual Incentive Plan. You will also be eligible to participate in the Company’s Annual Incentive Plan, under which you will be eligible to receive up to 60% of your base salary for achieving certain performance goals, subject to the Company’s meeting its annual financial targets and other goals. Additionally, certain stretch goals will be established to give you an opportunity to receive a bonus pay out that exceeds 60% of your salary.

Long Term Incentive Plan. Subject to the approval and discretion of the Company's Board of Directors or its Compensation Committee, each year you may be granted an option to purchase shares of the Company's Common Stock under the Company's 2008 Equity Incentive Plan with a fair market value targeted at $100,000 based on stock option valuation. The exercise price per share will be equal to the closing price on NASDAQ of a share of the Company’s common stock on the day the Committee approves your grant, subject to the terms and conditions of the 2008 Equity Incentive Plan or such other Plan the Board and shareholders may approve.

Sign-on Stock Option Grant. As part of this offer and subject to the approval of the Company's Board of Directors or its Compensation Committee, you may be granted an option to purchase seventy-five thousand (75,000) shares of ERI Common Stock under the standard terms of the Company's Amended and Restated 2008 Equity Incentive Plan. (This stock option grant has a fair market value of roughly $150,000). The option will vest over four (4) years with twenty-five percent (25%) of the shares vesting on the first anniversary of the vesting commencement date, which will be the first day of your employment. After the first anniversary of the vesting commencement date, one thirty-sixth (1/36th) of the remaining shares will vest each month thereafter.

Sign-on Bonus. This offer includes a one-time sign-on bonus of $50,000.00, subject to all mandated state and federal withholdings, to be paid within the first 30 days after you commence your employment with ERI. If you choose to resign from ERI for any reason within the first twenty-four (24) months of your employment, you agree to return to ERI a pro-rata share of this sign-on bonus. The pro-rata share to be returned shall be based on the number of months remaining in the twenty-four (24) month period at the time of resignation, divided by twenty-four (24).

Relocation Expenses. ERI will pay for reasonable and customary relocation expenses for you and your family for your move from Texas to California. Your move to the San Francisco Bay Area must be completed no later than February 2, 2015.

Benefits. As a full-time employee, you will be eligible to receive employee benefits including 17 days of paid time off, medical, dental and vision insurance for you and your dependents, as well as long-term disability and life insurance. You may elect to participate in these programs as of the first day of the month following your start date. Please note that the benefits program may change from time to time at the Company’s discretion.

Termination. If you are terminated for any reason other than cause prior to the second anniversary of your start date, you will receive severance in the form of a lump sum payment, equal to six (6) months’ salary. These additional benefits will be computed using your annual base salary as of the date of the termination, less deductions required or permitted by applicable law.

Employment Status. Although your status may change, your employment with the Company remains “at will”, meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer letter. In addition, although your job duties, title, compensation, benefits, as well as the Company’s personnel policies and procedures may change in the future, the “at will” nature of your employment may not be changed.

Please note that this offer is conditioned upon your ability to present employment eligibility and properly complete the Form I-9 by the third workday after your date of hire as required by the Immigration Reform & Control Act of 1986. A copy of the form will be provided to you. It is ERI policy to conduct a comprehensive background check. This offer is contingent upon positive results from the background checks and your successful completion of the Watson Glaser assessment.

Please accept this offer of employment below by signing your name and setting forth the agreed start date below. After signing the document, please return this letter to me by email or fax by September 29, 2014. If your acceptance is not received by this date, we shall assume that you have declined the offer and the offer shall be null and void. We are excited about the prospect of your leading our global sales team and look forward to working with you.

Very truly yours,

/s/ Thomas S. Rooney, Jr.

Thomas S. Rooney, Jr.

President and Chief Executive Officer

Signed Acceptance:      /s/ David Barnes

Start Date:           15 October 2014